August 8, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	BlastGard International, Inc.
Registration Statement on Form SB-2
(File No. 333-121455)

Ladies and Gentlemen:

On behalf of BlastGard International, Inc. (“BlastGard”) and in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to request an acceleration of the effective date of the above-referenced Registration Statement for Wednesday, August 10, 2005, at 9:00 a.m. Eastern Standard Time.

We hereby acknowledge that:

•	Should the Commission or the staff by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•	The action of the Commission or the staff acting by delegated authority in the declaring the registration statement effective does not relieve BlastGard from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•	BlastGard may not assert your comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

/s/ Michael J. Gordon
Michael J. Gordon, CFO

BlastGard International, Inc.

12900 Automobile Blvd., Suite D

Clearwater, FL 33762, Tel: (727) 592-9400

Fax: (727) 592-9402, www.BlastGardIntl.com